Exhibit 16.1

October 20, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Commissioners:

We were previously the independent registered public accounting firm for Kenmar Global Trust and, under date of March 9, 2005, we reported on the financial statements of Kenmar Global Trust as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002. On October 18, 2005, we were dismissed as the independent registered public accounting firm by the Board of Directors of Preferred Investment Solutions Corp., the Managing Owner of Kenmar Global Trust. We have read Kenmar Global Trust’s statements included under Item 4 of its Form 8-K dated October 18, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statements contained in Item 4.01 (b).

Very truly yours,

/s/ Arthur F. Bell, Jr. & Associates, L.L.C.
Arthur F. Bell, Jr. & Associates, L.L.C.